Exhibit 99.34
PRESS RELEASE

CRESCENT POINT ENERGY CONFIRMS
MARCH 2013 DIVIDEND

March 15, 2013 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) confirms that the cash dividend to be paid on April 15, 2013 in respect of March 2013 production, for shareholders of record on March 31, 2013 will be $0.23 per share. The ex-dividend date is March 27, 2013.

These dividends are designated as “eligible dividends” for Canadian income tax purposes.

Crescent Point Energy Corp. is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in United States and Canada.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020 Fax: (403) 693-0070	Toll free (US & Canada): 888-693-0020 Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111 - 5th Avenue S.W.
Calgary, AB., T2P 3Y6